TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss)

(Unaudited - Expressed in thousands of U.S. Dollars, except per share amounts)

		Three Months Ended June 30		Six Months Ended June 30
	Notes	2021	2020	2021	2020

REVENUE
Petroleum and natural gas sales, net of royalties	17	50,595	11,392	68,647	64,626
Finance revenue		3	34	6	92
Other revenue		33	222	33	222
		50,631	11,648	68,686	64,940

EXPENSES
Production and operating	7,17	19,722	10,406	29,171	33,663
Selling costs		1,671	423	1,705	1,049
General and administrative		3,670	3,951	8,707	5,855
Foreign exchange loss		10	113	43	165
Finance costs	5	333	589	803	1,404
Depletion, depreciation and amortization	9	6,959	5,657	11,774	17,909
Asset retirement obligation accretion	10	45	60	111	128
Loss (gain) on financial instruments	4	4,894	1,371	9,409	(7,173)
Impairment loss	8,9	-	-	-	73,495
		37,304	22,570	61,723	126,495

Earnings (loss) before income taxes		13,327	(10,922)	6,963	(61,555)

Income tax expense - current		5,605	2,445	10,265	7,030
NET EARNINGS (LOSS)		7,722	(13,367)	(3,302)	(68,585)

OTHER COMPREHENSIVE INCOME (LOSS)
Currency translation adjustments		772	2,247	1,166	(2,559)
COMPREHENSIVE INCOME (LOSS)		8,494	(11,120)	(2,136)	(71,144)

Net earnings (loss) per share	16
Basic		0.11	(0.19)	(0.05)	(0.95)
Diluted		0.11	(0.19)	(0.05)	(0.95)

See accompanying notes to the Condensed Consolidated Interim Financial Statements

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)

		As at	As at
	Notes	June 30, 2021	December 31, 2020

ASSETS
Current
Cash and cash equivalents	6	43,639	34,510
Accounts receivable	4	13,641	9,996
Prepaids and other		2,864	3,530
Product inventory	7	3,703	5,828
		63,847	53,864
Non-Current
Intangible exploration and evaluation assets	8	1,162	584
Property and equipment
Petroleum and natural gas assets	9	137,202	140,059
Other	9	2,559	2,917
Deferred taxes		3,709	3,723
		208,479	201,147

LIABILITIES
Current
Accounts payable and accrued liabilities	13	30,758	21,667
Derivative commodity contracts	4	4,605	398
Current portion of lease obligations	11	1,348	1,553
Current portion of long-term debt	12	10,000	14,897
		46,711	38,515
Non-Current
Long-term debt	12	6,951	6,567
Asset retirement obligations	10	13,863	13,042
Other long-term liabilities		859	544
Lease obligations	11	33	461
Deferred taxes		3,709	3,723
		72,126	62,852

SHAREHOLDERS’ EQUITY
Share capital	14	152,805	152,805
Accumulated other comprehensive income		3,066	1,900
Contributed surplus		25,303	25,109
Deficit		(44,821)	(41,519)
		136,353	138,295
		208,479	201,147

Commitments and Contingencies (Note 13)

See accompanying notes to the Condensed Consolidated Interim Financial Statements

Approved on behalf of the Board:

Signed by:

“Randy C. Neely”	“Steven Sinclair”

Randy C. Neely	Steven Sinclair
President & CEO	Audit Committee Chair
Director	Director

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited - Expressed in thousands of U.S. Dollars)

		Six Months Ended June 30
	Notes	2021	2020

Share Capital
Balance, beginning and end of period	14	152,805	152,805

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of period		1,900	1,134
Currency translation adjustment		1,166	(2,559)
Balance, end of period		3,066	(1,425)

Contributed Surplus
Balance, beginning of period		25,109	24,673
Share-based compensation expense	15	194	245
Balance, end of period		25,303	24,918

(Deficit) Retained Earnings
Balance, beginning of period		(41,519)	35,878
Net loss		(3,302)	(68,585)
Balance, end of period		(44,821)	(32,707)

See accompanying notes to the Condensed Consolidated Interim Financial Statements

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in thousands of US Dollars)

		Three Months Ended June 30		Six Months Ended June 30
	Notes	2021	2020	2021	2020

OPERATING
Net earnings (loss)		7,722	(13,367)	(3,302)	(68,585)
Adjustments for:
Depletion, depreciation and amortization	9	6,959	5,657	11,774	17,909
Asset retirement obligation accretion	10	45	60	111	128
Impairment loss	8,9	-	-	-	73,495
Share-based compensation	15	816	884	3,587	(417)
Finance costs	5	333	589	803	1,404
Unrealized loss (gain) on financial instruments	4	1,248	3,348	4,218	(1,028)
Unrealized loss on foreign currency translation		8	65	12	32
Asset retirement obligations settled	10	(31)	-	(22)	(20)
Changes in non-cash working capital	18	6,732	27,315	2,711	(2,040)
Net cash generated by operating activities		23,832	24,551	19,892	20,878

INVESTING
Additions to intangible exploration and evaluation assets	8	(15)	(7)	(578)	(337)
Additions to petroleum and natural gas assets	9	(3,557)	(1,161)	(5,887)	(6,322)
Additions to other assets	9	(25)	(61)	(39)	(147)
Changes in non-cash working capital	18	522	(1,594)	2,347	(662)
Net cash used in investing activities		(3,075)	(2,823)	(4,157)	(7,468)

FINANCING
Interest paid	5	(291)	(512)	(584)	(1,130)
Increase in long-term debt	12	146	72	225	168
Payments on lease obligations	11	(479)	(381)	(1,071)	(775)
Repayments of long-term debt	12	(5,000)	(10,000)	(5,000)	(10,000)
Changes in non-cash working capital	18	(8)	-	(9)	-
Net cash used in financing activities		(5,632)	(10,821)	(6,439)	(11,737)

Currency translation differences relating to cash and cash equivalents		(155)	100	(167)	(87)
NET INCREASE IN CASH AND CASH EQUIVALENTS		14,970	11,007	9,129	1,586
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		28,669	23,830	34,510	33,251
CASH AND CASH EQUIVALENTS, END OF PERIOD		43,639	34,837	43,639	34,837

See accompanying notes to the Condensed Consolidated Interim Financial Statements

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at June 30, 2021 and December 31, 2020 and for the three and six month periods ended June 30, 2021 and 2020

(Unaudited - All amounts expressed in U.S. Dollars, except as otherwise noted)

1. CORPORATE INFORMATION

TransGlobe Energy Corporation ("TransGlobe" or the "Company") and its subsidiaries are engaged in oil and natural gas exploration, development and production, and the acquisition of oil and natural gas properties. The Company's shares are traded on the Toronto Stock Exchange (“TSX”), the London Stock Exchange's Alternative Investment Market ("AIM") and the Capital Market of the NASDAQ Stock Market (“NASDAQ”). TransGlobe is incorporated in Alberta, Canada and the address of its principal place of business is Suite 900, 444 – 5th Avenue SW, Calgary, Alberta, Canada, T2P 2T8.

2. BASIS OF PREPARATION

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”). The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements were the same as those used in the preparation of the most recent audited Consolidated Financial Statements for the year ended December 31, 2020.

These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on August 5, 2021.

The Condensed Consolidated Interim Financial Statements are presented and expressed in United States dollars (“US$”), unless otherwise noted. All references to $ are to United States dollars and references to C$ are to Canadian dollars.

These Condensed Consolidated Interim Financial Statements do not contain all the disclosures required for full annual financial statements and should be read in conjunction with the December 31, 2020 audited Consolidated Financial Statements.

3. CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES

Timely preparation of financial statements in conformity with IFRS as issued by the IASB requires that management make estimates and assumptions and use judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the Condensed Consolidated Interim Financial Statements. Accordingly, actual results may differ from estimated amounts as future events occur.

4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair values of financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, derivative commodity contracts, accounts payable and accrued liabilities, lease obligations and long-term debt.

The Company has classified its cash and cash equivalents and derivative commodity contracts as fair value through profit or loss. Both are measured at fair value with subsequent changes recognized through earnings (loss). Accounts receivable are classified as assets at amortized cost; accounts payable and accrued liabilities, lease obligations and long-term debt are classified as liabilities at amortized cost, all of which are measured initially at fair value, and subsequently at amortized cost. Transaction costs attributable to financial instruments carried at amortized cost are included in the initial measurement of the financial instrument and are subsequently amortized using the effective interest rate method.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	June 30, 2021		December 31, 2020
Classification ($000s)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets at fair value through profit or loss	43,639	43,639	34,510	34,510
Financial assets at amortized cost	13,641	13,641	9,996	9,996
Financial liabilities at fair value through profit or loss	4,605	4,605	398	398
Financial liabilities at amortized cost	49,090	49,090	45,145	45,248

Assets and liabilities as at June 30, 2021 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

The Company’s cash and cash equivalents and derivative commodity contracts are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents are classified as Level 1. Derivative commodity contracts are classified as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level. There were no transfers between levels in the fair value hierarchy in the period.

Derivative commodity contracts

The nature of TransGlobe’s operations exposes it to fluctuations in commodity prices, interest rates and foreign currency exchange rates. TransGlobe monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by TransGlobe are related to future crude oil and natural gas production. TransGlobe does not use derivative financial instruments for speculative purposes. TransGlobe has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings (loss) at each reporting period. TransGlobe has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts. The derivative financial instruments are initiated within the guidelines of the Company's corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

In conjunction with the prepayment agreement (see Note 12), TransGlobe entered into a marketing contract with Mercuria Energy Trading SA ("Mercuria") to market nine million barrels of TransGlobe's Egyptian entitlement oil production. The pricing of the crude oil sales will be based on market prices at the time of sale. The Company is committed to hedge 60% of its forecasted 1P entitlement production.

In conjunction with the recently renewed revolving Canadian reserves-based lending facility with ATB, the Company is required to enter into hedging arrangements based on its debt utilization. If utilization is below 50%, TransGlobe is required to hedge 25% of its annual forecasted average daily Canadian production of oil and natural gas volumes (net of royalties); utilization of between 50%-69% requires a hedge of 50%; utilization of 70% and above requires a hedge of 60%.

The following table summarizes TransGlobe’s outstanding derivative commodity contract positions as at June 30, 2021, the fair values of which have been presented on the Condensed Consolidated Interim Balance Sheet:

Financial Brent crude oil contracts
Period Hedged	Contract	Remaining Volume (bbl)	Monthly Volume (bbl)	Bought Put US$/bbl	Sold Call US$/bbl	Sold Put US$/bbl
Jul 2021 - Dec 2021	3-Way Collar	300,000	50,000	50.00	60.00	40.00

Financial AECO natural gas contracts
Period Hedged	Contract	Remaining Volume (GJ)	Daily Volume (GJ)	Swap C$/GJ
Jul 2021 - Dec 2021	Swap	699,200	3,800	2.76

The gains and losses on financial instruments for the three and six months ended June 30, 2021 and 2020 are comprised as follows:

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2021	2020	2021	2020
Realized derivative loss (gain) during the period	3,646	(1,977)	5,191	(6,145)
Unrealized derivative loss (gain) on commodity contracts outstanding at period end	1,248	3,348	4,218	(1,028)
Loss (gain) on financial instruments	4,894	1,371	9,409	(7,173)

Overview of Risk Management

The Company’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production and financing activities:

•Credit risk

•Market risk

•Liquidity risk

The Board of Directors and Audit Committee oversee management’s establishment and execution of the Company’s risk management framework. Management has implemented and monitors compliance with risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

Credit risk

Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to cash equivalents and accounts receivable, the majority of which are in respect of oil and natural gas

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. The Company has not experienced any material credit losses in its cash investments or in the collection of accounts receivable to date.

TransGlobe's accounts receivable related to the Canadian operations are with customers and joint interest partners in the petroleum and natural gas industry, and are subject to normal industry credit risks. Receivables from petroleum and natural gas marketers are normally collected in due course. The Company currently sells its production to several purchasers under standard industry sale and payment terms. Purchasers of TransGlobe's natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. The Company has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions.

Trade and other receivables are analyzed in the table below.

($000s)	June 30, 2021	December 31, 2020
Neither impaired nor past due	9,272	6,542
Not impaired and past due in the following period:
Within 30 days	2,855	2,255
31-60 days	304	34
61-90 days	550	510
Over 90 days	660	655
Accounts receivable	13,641	9,996

During the three months ended June 30, 2021 the Company sold an Egypt crude oil cargo of 498.6 Mbbls to third party buyers for net proceeds of $29.1 million, which were collected in May. Depending on the Company's assessment of the credit of crude purchasers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings. During the second quarter of 2021 the Company sold 366.3 Mbbls of inventoried entitlement crude oil to EGPC for net proceeds of $22.2 million. As at June 30, 2021, $9.3 million (December 31, 2020 - $6.0 million) of the total accounts receivable balance of $13.6 million (December 31, 2020 - $10.0 million) is due from EGPC. All accounts receivable are in good standing and collection is not considered to be at risk.

The Company manages its credit risk on cash equivalents by investing only in term deposits with reputable banking institutions.

Market risk

Market risk is the risk or uncertainty arising from possible market price movements and the associated impact on future performance of the business. The market price movements that the Company is exposed to include commodity prices, foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.

Commodity price risk

The Company’s operational results and financial condition are partially dependent on the commodity prices received for its production of oil, natural gas and NGLs. The Company is exposed to commodity price risk on its derivative assets and liabilities which are used as part of the Company's risk management program to mitigate the effects of changes in commodity prices on future cash flows. While transactions of this nature relate to forecasted future petroleum and natural gas production, TransGlobe does not designate these derivative assets and liabilities as accounting hedges. As such, changes in commodity prices impact the fair value of derivative instruments and the corresponding gains or losses on derivative instruments. The estimated fair value of unrealized commodity contracts is reported on the Consolidated Interim Balance Sheets, with any change in the unrealized positions recorded to net earnings (loss). The Company assesses these instruments on the fair value hierarchy and has classified the determination of fair value of these instruments as Level 2, as the fair values of these transactions are based on an approximation of the amounts that would have been received from counterparties to settle the transactions outstanding as at the date of the Consolidated Interim Balance Sheets with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

Foreign currency exchange risk

As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates primarily to certain cash and cash equivalents, accounts receivable, long-term debt, lease obligations and accounts payable and accrued liabilities denominated in Canadian dollars. When assessing the potential impact of foreign currency exchange risk, the Company believes that 10% volatility is a reasonable measure. The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would decrease net earnings for the three months ended June 30, 2021 by approximately $0.7 million and conversely, a 10% decrease in the value of the Canadian dollar against the U.S. dollar would increase net earnings by $0.7 million for the same period. The Company does not utilize derivative instruments to manage this risk.

The Company is also exposed to foreign currency exchange risk on cash balances denominated in Egyptian pounds. Some collections of accounts receivable from the Egyptian Government are received in Egyptian pounds, and while the Company is generally able to spend the Egyptian pounds received on accounts payable denominated in Egyptian pounds, there remains foreign currency exchange risk exposure on Egyptian pound cash balances. Using month-end cash balances converted at month-end foreign exchange rates, the average Egyptian pound cash balance at June 30, 2021 was $0.9 million in equivalent U.S. dollars. The Company estimates that a 10% increase in the value of the Egyptian pound against the U.S. dollar would decrease net earnings for the three months ended June 30, 2021 by approximately $0.1 million and conversely a 10% decrease in the value of the Egyptian pound against the U.S. dollar would increase net earnings by $0.1 million for the same period. The Company does not currently utilize derivative instruments to manage foreign currency exchange risk.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

The Company maintains nominal balances of British Pounds sterling to pay in-country costs incurred in operating its London office. Foreign exchange risk on these funds is not considered material.

Interest rate risk

Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable interest debt. No derivative contracts were entered into during Q2-2021 to mitigate interest rate risk. When assessing interest rate risk applicable to the Company’s variable interest debt, the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would decrease the Company’s net earnings, for the three months ended June 30, 2021, by $0.1 million and conversely, the effect of interest rates decreasing by 1% would increase the Company’s net earnings, for the same period, by $0.1 million.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt. The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following are the contractual maturities of financial liabilities at June 30, 2021:

		Payment Due by Period[1,2]
($000s)	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1-3 years	4-5 years	More than 5 years
Accounts payable and accrued liabilities	Yes-Liability	30,758	30,758	-	-	-
Long-term debt	Yes-Liability	16,951	10,000	6,951	-	-
Lease obligations[3]	Yes-Liability	1,465	1,445	20	-	-
Drilling commitment	No	1,000	-	1,000	-	-
Other long-term liabilities	Yes-Liability	859	-	859	-	-
Derivative commodity contracts	Yes-Liability	4,605	4,605	-	-	-
Equipment and facility leases (short-term)[4]	No	401	401	-	-	-
Total		56,039	47,209	8,830	-	-
[1]	Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
[2]	Payments denominated in foreign currencies have been translated at June 30, 2021 exchange rates.
[3]	These amounts include the notional principal and interest payments.
[4]	Equipment leases include one facility contract and one workover rig.

As at June 30, 2021, the Company had $93.2 million of revolving credit facilities with $17.0 million drawn and $76.2 million available. The Company has a prepayment agreement with Mercuria that allows for a revolving balance of up to $75.0 million, of which $10.0 million was drawn and outstanding as at June 30, 2021. During the six months ended June 30, 2021, the Company repaid $5.0 million on this prepayment facility (See Note 12). The Company also has a revolving Canadian reserves-based lending facility with ATB that was renewed and increased as at June 30, 2021 from C$15.0 million ($11.0 million) to C$22.5 million ($18.2 million), of which C$8.6 million ($7.0 million) was drawn and outstanding. During the six months ended June 30, 2021, the Company had drawings of C$0.3 million ($0.2 million) on this facility (See Note 12).

The Company actively monitors its liquidity to ensure that its cash flows, credit facilities and working capital are adequate to support these financial liabilities, as well as the Company’s capital programs.

To date, the Company has experienced no difficulties with transferring funds abroad.

5. FINANCE COSTS

Finance costs recognized in net loss were as follows:

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2021	2020	2021	2020
Interest on long-term debt	202	387	431	969
Interest on borrowing base facility	80	65	156	158
Amortization of deferred financing costs	-	98	103	193
Interest on lease obligations	51	39	113	84
Finance costs	333	589	803	1,404
Interest paid	291	512	584	1,130

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

6. CASH AND CASH EQUIVALENTS

The following table reconciles TransGlobe's cash and cash equivalents:

($000s)	June 30, 2021	December 31, 2020
Cash	43,639	34,510
Cash equivalents	-	-
Cash and cash equivalents	43,639	34,510

All of the Company's cash is on deposit with high credit-quality financial institutions.

7. PRODUCT INVENTORY

Product inventory consists of the Company's entitlement crude oil barrels in Egypt, which are valued at the lower of cost or net realizable value. Costs include operating expenses and depletion associated with crude oil entitlement barrels and are determined on a concession by concession basis. These amounts are initially capitalized and expensed when sold.

As at June 30, 2021, the Company held 140.3 Mbbls of crude oil in inventory valued at approximately $26.38/bbl (December 31, 2020 – 227.9 Mbbls valued at approximately $25.57 per barrel).

8. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

The following table reconciles the changes in TransGlobe's exploration and evaluation assets:

($000s)
Balance at December 31, 2020	584
Additions to exploration and evaluation assets	578
Balance at June 30, 2021	1,162

The ending balance of intangible exploration and evaluation assets as at June 30, 2021 includes $0.6 million in Canada (December 31, 2020 - $0.6 million) and $0.6 in South Ghazalat (December 31, 2020 - $Nil).

9. PROPERTY AND EQUIPMENT

The following table reconciles the changes in TransGlobe's property and equipment assets:

($000s)	PNG Assets	Other Assets	Total
Cost
Balance at December 31, 2020	720,304	19,751	740,055
Increase in right-of-use assets	-	325	325
Additions	5,887	39	5,926
Change in estimate for asset retirement obligations (Note 10)	416	-	416
Balance at June 30, 2021	726,607	20,115	746,722

Accumulated depreciation, depletion, amortization and impairment losses
Balance at December 31, 2020	583,230	16,834	600,064
Depletion, depreciation and amortization for the period[1]	10,824	722	11,546
Balance at June 30, 2021	594,054	17,556	611,610

Foreign Exchange
Balance at December 31, 2020	2,985	-	2,985
Currency translation adjustments	1,664	-	1,664
Balance at June 30, 2021	4,649	-	4,649

Net book value
At December 31, 2020	140,059	2,917	142,976
At June 30, 2021	137,202	2,559	139,761
[1]	Depletion, depreciation and amortization is adjusted for amounts capitalized to product inventory at the time of production and expensed when sold.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

The following table discloses the carrying amounts and depreciation charges for right-of-use assets by class of underlying asset as at and for the six months ended June 30, 2021:

($000s)	PNG Assets	Other Assets	Total
Net book value at December 31, 2020	1,443	397	1,840
Increase in right-of-use assets	-	325	325
Depreciation for the period	(533)	(386)	(919)
Net book value at June 30, 2021	910	336	1,246

10. ASSET RETIREMENT OBLIGATIONS

The following table reconciles the change in TransGlobe's asset retirement obligations:

($000s)
Balance at December 31, 2020	13,042
Changes in estimates for asset retirement obligations and additional obligations recognized	416
Obligations settled	(22)
Asset retirement obligation accretion	111
Effect of movements in foreign exchange rates	316
Balance at June 30, 2021	13,863

As at June 30, 2021, the entire asset retirement obligation balance relates to the Company's Canadian operations. TransGlobe has estimated the net present value of its asset retirement obligations to be $13.9 million as at June 30, 2021 (December 31, 2020 - $13.0 million). These payments are expected to be made between 2021 and 2066. TransGlobe calculated the present value of the obligations using discount rates between 0.45% and 1.84% (December 31, 2020 – 2.00%) to reflect the market assessment of the time value of money as well as risks specific to the liabilities that have not been included in the cash flow estimates. The inflation rate used in determining the cash flow estimate was 2.00% per annum (December 31, 2020 – 2.00%).

As at June 30, 2021 there is no ARO associated with the Egypt production sharing concessions.

11. LEASE OBLIGATIONS

The following table reconciles TransGlobe's lease obligations:

($000s)	As at June 30, 2021	As at December 31, 2020
Less than 1 year	1,445	1,760
1 - 3 years	20	434
Total lease payments	1,465	2,194
Amounts representing interest	84	180
Present value of net lease payments	1,381	2,014
Current portion of lease obligations	1,348	1,553
Non-current portion of lease obligations	33	461

During the six months ended June 30, 2021, the Company incurred $0.1 million (June 30, 2020 - $0.1 million) on interest expense and paid a total cash outflow of $1.0 million (June 30, 2020 - $0.8 million) relating to lease obligations.

12. LONG-TERM DEBT

As at June 30, 2021, interest-bearing debt was comprised as follows:

	June 30, 2021	December 31, 2020
Prepayment agreement	10,000	14,897
Reserves-based lending facility	6,951	6,567
Balance, end of period	16,951	21,464

As at June 30, 2021 and December 31, 2020, the Company had in place a $75.0 million crude oil prepayment agreement with Mercuria, of which $10.0 million (December 31, 2020 - $15.0 million) was drawn. On May 26, 2021, the Company made a repayment of $5.0 million on the prepayment agreement. The prepayment agreement has a maturity date of September 30, 2021.

As at December 31, 2020, the Company had in place a revolving Canadian reserves-based lending facility with ATB totaling C$15.0 million ($11.0 million). On June 4, 2021 the ATB facility was renewed for $C22.5 million ($18.2 million), of which C$8.6 million ($7.0 million) was drawn and outstanding as at June 30, 2021 (December 31, 2020 - C$8.3 million/$6.6 million). The facility bears interest at a rate of either ATB Prime or CDOR (Canadian Dollar Offered Rate) plus applicable margins that vary from 2.25% to 4.25% (December 31, 2020: 2.25% to 4.25%) depending on the

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Company’s net debt to trailing cash flow ratio. Under the renewed agreement, the Company is required to enter into hedging arrangements based on its debt utilization. If utilization is below 50%, TransGlobe is required to hedge 25% of its annual forecasted average daily Canadian production of oil and natural gas volumes (net of royalties); utilization of between 50%-69% requires a hedge of 50%; utilization of 70% and above requires a hedge of 60%. There were no other changes to the key terms of the agreement from December 31, 2020. During the six months ended June 30, 2021, the Company drew C$0.3 million ($0.2 million) on the revolving facility.

The following table reconciles the changes in TransGlobe's long-term debt, including the current portion:

($000s)
Balance at December 31, 2020	21,464
Draws on revolving credit facility	225
Repayment of long-term debt	(5,000)
Amortization of deferred financing costs	103
Effects of movements in foreign exchange rates	159
Balance at June 30, 2021	16,951
Current portion of long-term debt	(10,000)
Non-current portion of long-term debt	6,951

During the six months ended June 30, 2021, the Company paid $0.6 million (June 30, 2020 - $1.1 million) in interest on its long-term debt.

The Company's interest-bearing loans and borrowings are measured at amortized cost. The prepayment agreement and reserves-based lending facility are subject to certain covenants. The Company was in compliance with its covenants as at June 30, 2021.

The estimated future debt payments on long-term debt as of June 30, 2021 are as follows:

($000s)	Prepayment Agreement	Reserves Based Lending Facility	Total
2021	10,000	-	10,000
2022	-	6,951	6,951
	10,000	6,951	16,951

13. COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

		Payment Due by Period[1,2]
($000s)	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1-3 years	4-5 years	More than 5 years
Accounts payable and accrued liabilities	Yes-Liability	30,758	30,758	-	-	-
Long-term debt	Yes-Liability	16,951	10,000	6,951	-	-
Lease obligations[3]	Yes-Liability	1,465	1,445	20	-	-
Drilling commitment	No	1,000	-	1,000	-	-
Other long-term liabilities	Yes-Liability	859	-	859	-	-
Derivative commodity contracts	Yes-Liability	4,605	4,605	-	-	-
Equipment and facility leases (short-term)[4]	No	401	401	-	-	-
Total		56,039	47,209	8,830	-	-
[1]	Payments exclude ongoing operating costs and finance costs.
[2]	Payments denominated in foreign currencies have been translated at June 30, 2021 exchange rates.
[3]	These amounts include the notional and principal interest payments.
[4]	Equipment leases include one facility contract and one workover rig.

Pursuant to the approved South Ghazalat development lease, the Company is committed to drill one exploration well during the initial four year period of the 20 year development lease. The Company has issued a production guarantee in the amount of $1.0 million which will be released when the commitment well has been drilled.

In the normal course of its operations, the Company may be subject to litigation and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

On March 31, 2015, TG Holdings Yemen, Inc. ("TG Holdings"), a wholly-owned subsidiary of TransGlobe, relinquished its 13.8% interest in a concession in western Yemen known as "Block 32". In 2018, the Ministry of Oil and Minerals of the Republic of Yemen (“MOM”) raised claims against the contractor parties, including TG Holdings. The claims variously related to accounting practices, environmental and asset integrity/retirement

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

claims, claims related to payment of customs duties and penalties, claims related to amounts allegedly owing to third parties for employment and facilities usage claims, and claims related to the handover of the concession.

A decision was rendered on the arbitration by the arbitral tribunal with an effective date of March 31, 2021. The final award determined that the contractor parties, including TG Holdings, are entitled to their share of Production Sharing Oil that was lifted by MOM in the amount of $5.0 million. The award also determined that the contractor parties, including TG Holdings, are jointly and severally liable for certain costs in the amount of $6.5 million.

The Company is not aware of any material provisions or other contingent liabilities as at June 30, 2021.

14. SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares with no par value. Shares in issue as at June 30, 2021 and December 31, 2020 are outlined below:

	Six Months Ended June 30, 2021		Year Ended December 31, 2020
(000s)	Shares	Amount ($)	Shares	Amount ($)
Balance, beginning and end of period	72,543	152,805	72,543	152,805

15. SHARE-BASED PAYMENTS

Stock options

The following table summarizes information about the stock options outstanding and exercisable at the dates indicated:

	Six Months Ended June 30, 2021		Year Ended December 31, 2020
(000s)	Number of Options	Weighted-Average Exercise Price ($C)	Number of Options	Weighted-Average Exercise Price ($C)
Options outstanding, beginning of period	4,589	2.16	4,481	2.86
Granted	402	2.16	819	0.79
Expired	(1,002)	2.19	(711)	4.99
Options outstanding, end of period	3,989	2.15	4,589	2.16
Options exercisable, end of period	2,715	2.35	2,797	2.35

Compensation expense of $0.2 million was recorded during the six months ended June 30, 2021 (June 30, 2020 - $0.2 million) in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss) and Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity in respect of stock options. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model.

All options granted vest annually over a three-year period and expire five years after the grant date. No employee stock options were exercised during the six month periods ended June 30, 2021 and 2020. As at June 30, 2021 and December 31, 2020, the entire balance in contributed surplus was related to previously recognized share-based compensation expense on equity-settled stock options.

Restricted share unit ("RSU"), performance share unit ("PSU") and deferred share unit ("DSU") plans

The number of RSUs, PSUs and DSUs outstanding as at June 30, 2021 are as follows:

(000s)	RSUs	PSUs	DSUs
Units outstanding, December 31, 2020	835	2,272	826
Granted	362	602	200
Exercised	(333)	(592)	(94)
Units outstanding, June 30, 2021	864	2,282	932

During the six months ended June 30, 2021, compensation expense of $3.4 million (June 30, 2020 - $0.7 million recovery) was recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss) in respect of the revaluation of outstanding share units granted under the three plans described above.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

16. PER SHARE AMOUNTS

The basic weighted-average number of common shares outstanding for the three and six months ended June 30, 2021 was 72,542,071 (three and six months ended June 30, 2020 - 72,542,071). The diluted weighted-average number of common shares outstanding for the three and six months ended June 30, 2021 was 72,921,693 (June 30, 2020 - 72,542,071) and 72,953,513 (June 30, 2020 - 72,542,071). These outstanding share amounts were used to calculate net earnings (loss) per share in the respective periods.

In determining diluted net loss per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted-average number of diluted common shares outstanding for the three and six month period ended June 30, 2021, the Company excluded 3,169,899 stock options (three months ended June 30, 2020 - 4,589,042; six months ended June 30, 2020 - 3,769,935) as their exercise price was greater than the average common share market price in the periods.

17. SEGMENTED INFORMATION

The Company has two reportable segments for the three and six months ended June 30, 2021 and 2020: the Arab Republic of Egypt and Canada. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of oil and gas properties. In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales. The accounting policies of the operating segments are the same as the Company’s accounting policies.

	Three Months Ended June 30
	2021	2020	2021	2020	2021	2020	2021	2020
($000s)	Egypt		Canada		Corporate		Total
Revenue
Oil sales	77,831	22,304	3,942	830	-	-	81,773	23,134
Natural gas sales	-	-	1,137	556	-	-	1,137	556
Natural gas liquids sales	-	-	2,108	859	-	-	2,108	859
Less: royalties	(32,843)	(12,477)	(1,580)	(680)	-	-	(34,423)	(13,157)
Petroleum and natural gas sales, net of royalties	44,988	9,827	5,607	1,565	-	-	50,595	11,392
Finance revenue	-	16	-	-	3	18	3	34
Other revenue	-	-	-	-	33	222	33	222
Total segmented revenue	44,988	9,843	5,607	1,565	36	240	50,631	11,648

Segmented expenses
Production and operating	17,919	9,031	1,803	1,375	-	-	19,722	10,406
Selling costs	1,671	423	-	-	-	-	1,671	423
General and administrative	1,272	1,606	332	194	2,066	2,151	3,670	3,951
Foreign exchange loss	-	-	-	-	10	113	10	113
Finance costs	246	512	85	72	2	5	333	589
Depletion, depreciation and amortization	4,796	3,820	2,076	1,643	87	194	6,959	5,657
Asset retirement obligation accretion	-	-	45	60	-	-	45	60
Loss on financial instruments	4,292	1,371	602	-	-	-	4,894	1,371
Income tax expense	5,605	2,445	-	-	-	-	5,605	2,445
Segmented net earnings (loss)	9,187	(9,365)	664	(1,779)	(2,129)	(2,223)	7,722	(13,367)

Capital expenditures
Exploration and development	2,585	1,204	1,012	(27)	-	-	3,597	1,177
Corporate	-	-	-	-	-	52	-	52
Total capital expenditures	2,585	1,204	1,012	(27)	-	52	3,597	1,229

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

	Six Months Ended June 30
	2021	2020	2021	2020	2021	2020	2021	2020
($000s)	Egypt		Canada		Corporate		Total
Revenue
Oil sales	114,805	97,719	6,615	4,005	-	-	121,420	101,724
Natural gas sales	-	-	2,079	1,288	-	-	2,079	1,288
Natural gas liquids sales	-	-	3,796	1,724	-	-	3,796	1,724
Less: royalties	(56,327)	(38,819)	(2,321)	(1,291)	-	-	(58,648)	(40,110)
Petroleum and natural gas sales, net of royalties	58,478	58,900	10,169	5,726	-	-	68,647	64,626
Finance revenue	-	16	-	-	6	76	6	92
Other revenue	-	-	-	-	33	222	33	222
Total segmented revenue	58,478	58,916	10,169	5,726	39	298	68,686	64,940

Segmented expenses
Production and operating	25,847	30,389	3,324	3,274	-	-	29,171	33,663
Selling costs	1,705	1,049	-	-	-	-	1,705	1,049
General and administrative	2,506	3,065	555	449	5,646	2,341	8,707	5,855
Foreign exchange loss	-	-	-	-	43	165	43	165
Finance costs	632	1,222	167	170	4	12	803	1,404
Depletion, depreciation and amortization	7,803	13,853	3,730	3,656	241	400	11,774	17,909
Asset retirement obligation accretion	-	-	111	128	-	-	111	128
Loss (gain) on financial instruments	8,969	(7,173)	440	-	-	-	9,409	(7,173)
Impairment loss	-	69,434	-	4,061	-	-	-	73,495
Income tax expense	10,265	7,030	-	-	-	-	10,265	7,030
Segmented net (loss) earnings	751	(59,953)	1,842	(6,012)	(5,895)	(2,620)	(3,302)	(68,585)

Capital expenditures
Exploration and development	3,528	4,836	2,966	1,832	-	-	6,494	6,668
Corporate	-	-	-	-	10	138	10	138
Total capital expenditures	3,528	4,836	2,966	1,832	10	138	6,504	6,806

The carrying amounts of reportable segment assets and liabilities are as follows:

	As at June 30, 2021			As at December 31, 2020
($000s)	Egypt	Canada	Total	Egypt	Canada	Total
Assets
Accounts receivable	10,136	2,972	13,108	6,594	2,821	9,415
Intangible exploration and evaluation assets	578	584	1,162	-	584	584
Property and equipment
Petroleum and natural gas assets	66,157	71,045	137,202	70,331	69,728	140,059
Other assets	1,649	10	1,659	1,985	11	1,996
Other	36,701	4,201	40,902	33,571	2,162	35,733
Deferred taxes	3,709	-	3,709	3,723	-	3,723
Segmented assets	118,930	78,812	197,742	116,204	75,306	191,510
Non-segmented assets			10,737			9,637
Total assets			208,479			201,147

Liabilities
Accounts payable and accrued liabilities	21,823	2,054	23,877	14,342	2,040	16,382
Derivative commodity contracts	4,166	439	4,605	398	-	398
Long-term debt	10,000	6,951	16,951	14,897	6,567	21,464
Asset retirement obligation	-	13,863	13,863	-	13,042	13,042
Lease obligation	926	184	1,110	1,466	302	1,768
Deferred taxes	3,709	-	3,709	3,723	-	3,723
Segmented liabilities	40,624	23,491	64,115	34,826	21,951	56,777
Non-segmented liabilities			8,011			6,075
Total liabilities			72,126			62,852

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

18. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital consisted of the following:

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2021	2020	2021	2020
Operating activities
(Increase) decrease in current assets
Accounts receivable	(4,432)	28,423	(3,645)	(8,508)
Prepaids and other	316	(410)	799	283
Product inventory[1]	5,507	(2,752)	1,898	4,851
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	5,105	2,103	3,344	1,802
Other long-term liabilities	236	(49)	315	(468)
Total changes in non-cash working capital	6,732	27,315	2,711	(2,040)

Investing activities
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	522	(1,594)	2,347	(662)
Total changes in non-cash working capital	522	(1,594)	2,347	(662)

Financing activities
Decrease in current liabilities
Other liabilities	(8)	-	(9)	-
Total changes in non-cash working capital	(8)	-	(9)	-
[1]	The change in non-cash working capital associated with product inventory represents the change in operating costs capitalized as product inventory in the respective periods.